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MAR 0 / 2018   415

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408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-050894

8-50894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2017_____ AND ENDING_____12/31/2017_____
| | MM/DD/YY | | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFD Distributor, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Science Drive
(No. and Street)

Madison	**Wisconsin**	**53711**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth A. Dettman   **(608) 274-0300**
                                                          (Area Code - Telephone No.)

OFFICIAL USE ONLY

FIRM ID NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



MFD Distributor, LLC

Financial Report
December 31, 2017

OATH OR AFFIRMATION

I, **Elizabeth A. Dettman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MFD Distributor, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
DENISE M. MAZZARA
STATE OF WISCONSIN

Elizabeth A. Dettman
Signature

COO
Title

Denise M. Mazzara
Notary Public   Exp: 3/1/2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
MFD Distributor, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MFD Distributor, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 1998.

Chicago, Illinois
February 23, 2018

MFD Distributor, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	45,023
Prepaid expenses		17,391
Accounts receivable		3,627
Due from affiliate, net		127
Total Assets	$	66,168

Liabilities and Member's Capital

Liabilities:		
Accrued expenses	$	-
Member's capital		66,168
Total Liabilities and Member's Capital	$	66,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Operations
Year Ended December 31, 2017

Revenue:		
Dealer and underwriter concessions	$	121,625
12b-1 service fee commissions		3,032
		124,657
Expenses:		
Expenses allocated from affiliates		250,764
Expenses reimbursed from affiliates		(171,002)
Regulatory fees and expenses		25,650
Operating expenses		19,245
		124,657
Net income	$	-

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2017

Balance, December 31, 2016	$	66,168
Net income		-
Balance, December 31, 2017	$	66,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	-
Adjustment to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(482)
Increase in accounts receivable		(1,524)
Decrease in due to/from affiliate, net		512
Decrease in accrued expenses		(950)
Net cash used in operating activities		(2,444)
Decrease in cash		(2,444)
Cash:		
Beginning of the year		47,467
Ending of the year	$	45,023

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

MFD Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Madison Investment Holdings, Inc. (MIH). The Company's sole business activities are to serve as the marketing agent and distributor of various mutual funds which are managed by Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIH, and collectively referred herein as the Madison Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Dealer and underwriter concessions are earned on the sale of Class A shares of the Madison Funds. 12b-1 service fee commissions are earned on shares held directly with the Madison Funds and the Ultra Series Fund. 12b-1 service fee commissions are earned as such services are provided. Dealer and underwriter concessions are recorded on a trade-date basis as securities transactions occur.

Income taxes: As a wholly owned subsidiary of MIH, the Company is not subject to federal income tax, but may be subject to certain state taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2014.

MFD Distributor, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However, in August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which deferred the effective date to fiscal periods beginning after December 15, 2017. The ASU can be applied on either a fully retrospective or modified retrospective basis.

The Company will adopt this guidance as of January 1, 2018. The Company has evaluated ASU 2014-09 and has identified its revenues that are within the scope of the ASU 2014-09 to determine the impact it will have on the financial reporting and accounting policies of the Company. The Company has determined that there will be no initial impact as a result of adopting ASU 2014-09, nor does it expect any significant financial statement impact in subsequent periods.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued and noted none.

MFD Distributor, LLC

Notes to Financial Statements

Note 2. Significant Business Relationships and Related-Party Transactions

The Company relies entirely on the operational support of MIH and MAM for its day-to-day staffing and operations.

All persons associated with the Company are or were employees or officers of MIH and such firms share office space and supplies among each other. The relationship between the Company, MIH and MAM is documented in service agreements between the companies. MIH and MAM's combined service agreement is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements), and amended and restated dated January 1, 2013. MAM will reimburse the Company an amount equal to the amounts of the Company's regulatory and other expenses which exceed any 12b-1 fees, front end sales loads or contingent deferred sales charges received by the Company from the funds. The Service Agreements will terminate in the event the respective affiliated investment adviser ceases to serve as the investment advisor to the Madison Funds and/or the Ultra Series Fund.

The Company earned $121,625 of dealer and underwriter concessions from the Madison Funds for the year ended December 31, 2017. The Company had expense reimbursements from MAM in the amount of $171,002 and was allocated $250,764 of expenses from MAM for the year ended December 31, 2017. The due from affiliate, net, balance on the statement of financial condition consists primarily of the net receivable related to the amounts noted above.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $45,023, which was $40,023 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MFD Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2017   **Schedule I**

Net capital:
   Total member's capital $ 66,168

Deductions and/or charges:
   Non-allowable assets:
     Prepaid expenses   17,391
     Accounts receivable   3,627
     Due from affiliate, net   127

     Net capital   45,023

Computation of basic net capital requirement, minimum
   net capital required   5,000

     Excess net capital $ 40,023

Aggregate indebtedness $ -

Ratio: Aggregate indebtedness to net capital   0.00 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2017.

MFD Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2017   **Schedule II**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2017   **Schedule III**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.